

SCHEDULE 'B'
TO THE OROMIN EXPLORATIONS LTD.
CODE OF BUSINESS CONDUCT AND ETHICS

CANADA

CONSOLIDATION

CODIFICATION

Corruption of Foreign Public Officials Act

Loi sur la corruption d'agents publics étrangers

S.C. 1998, c. 34

L.C. 1998, ch. 34

Current to February 6, 2013

À jour au 6 février 2013

Published by the Minister of Justice at the following address:
http://laws-lois.justice.gc.ca

Publié par le ministre de la Justice à l'adresse suivante :
http://lois-laws.justice.gc.ca


OFFICIAL STATUS
OF CONSOLIDATIONS

CARACTÈRE OFFICIEL
DES CODIFICATIONS


Subsections 31(1) and (2) of the *Legislation Revision and Consolidation Act*, in force on June 1, 2009, provide as follows:

Les paragraphes 31(1) et (2) de la *Loi sur la révision et la codification des textes législatifs*, en vigueur le 1er juin 2009, prévoient ce qui suit:

Published consolidation is evidence

31. (1) Every copy of a consolidated statute or consolidated regulation published by the Minister under this Act in either print or electronic form is evidence of that statute or regulation and of its contents and every copy purporting to be published by the Minister is deemed to be so published, unless the contrary is shown.

31. (1) Tout exemplaire d'une loi codifiée ou d'un règlement codifié, publié par le ministre en vertu de la présente loi sur support papier ou sur support électronique, fait foi de cette loi ou de ce règlement et de son contenu. Tout exemplaire donné comme publié par le ministre est réputé avoir été ainsi publié, sauf preuve contraire.

Codifications comme élément de preuve

Inconsistencies in Acts

(2) In the event of an inconsistency between a consolidated statute published by the Minister under this Act and the original statute or a subsequent amendment as certified by the Clerk of the Parliaments under the *Publication of Statutes Act*, the original statute or amendment prevails to the extent of the inconsistency.

(2) Les dispositions de la loi d'origine avec ses modifications subséquentes par le greffier des Parlements en vertu de la *Loi sur la publication des lois* l'emportent sur les dispositions incompatibles de la loi codifiée publiée par le ministre en vertu de la présente loi.

Incompatibilité — lois


NOTE

NOTE


This consolidation is current to February 6, 2013. Any amendments that were not in force as of February 6, 2013 are set out at the end of this document under the heading "Amendments Not in Force".

Cette codification est à jour au 6 février 2013. Toutes modifications qui n'étaient pas en vigueur au 6 février 2013 sont énoncées à la fin de ce document sous le titre « Modifications non en vigueur ».

TABLE OF PROVISIONS			TABLE ANALYTIQUE		



S.C. 1998, c. 34

L.C. 1998, ch. 34

An Act respecting the corruption of foreign public officials and the implementation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and to make related amendments to other Acts

Loi concernant la corruption d'agents publics étrangers et la mise en œuvre de la Convention sur la lutte contre la corruption d'agents publics étrangers dans les transactions commerciales internationales, et modifiant d'autres lois en conséquence

[Assented to 10th December 1998]

[Sanctionnée le 10 décembre 1998]

Her Majesty, by and with the advice and consent of the Senate and House of Commons of Canada, enacts as follows:

Sa Majesté, sur l'avis et avec le consentement du Sénat et de la Chambre des communes du Canada, édicte:

SHORT TITLE

TITRE ABRÉGÉ

Short title

1. This Act may be cited as the *Corruption of Foreign Public Officials Act.*

1. *Loi sur la corruption d'agents publics étrangers.*

Titre abrégé

INTERPRETATION

DÉFINITIONS

Definitions

2. The definitions in this section apply in this Act.

2. Les définitions qui suivent s'appliquent à la présente loi.

Définitions

"business"
« *affaires* »

"business" means any business, profession, trade, calling, manufacture or undertaking of any kind carried on in Canada or elsewhere for profit.

« affaires » Commerce, métier, profession, industrie ou entreprise de quelque nature que ce soit exploités ou exercés au Canada ou à l'étranger en vue d'un profit.

« affaires »
"business"

"foreign public official"
« *agent public étranger* »

"foreign public official" means

(a) a person who holds a legislative, administrative or judicial position of a foreign state;

(b) a person who performs public duties or functions for a foreign state, including a person employed by a board, commission, corporation or other body or authority that is established to perform a duty or function on behalf of the foreign state, or is performing such a duty or function; and

(c) an official or agent of a public international organization that is formed by two or

« agent de la paix » S'entend au sens de l'article 2 du *Code criminel.*

« agent de la paix »
"peace officer"

« agent public étranger » Personne qui détient un mandat législatif, administratif ou judiciaire d'un État étranger ou qui exerce une fonction publique d'un État étranger, y compris une personne employée par un conseil, une commission, une société ou un autre organisme établi par l'État étranger pour y exercer une telle fonction ou qui exerce une telle fonction, et un fonctionnaire ou agent d'une organisation internationale publique constituée par des États, des

« agent public étranger »
"foreign public official"

1

more states or governments, or by two or more such public international organizations.

gouvernements ou d'autres organisations internationales publiques.

"foreign state"
« État étranger »

"foreign state" means a country other than Canada, and includes

(*a*) any political subdivision of that country;

(*b*) the government, and any department or branch, of that country or of a political subdivision of that country; and

(*c*) any agency of that country or of a political subdivision of that country.

« État étranger » Pays autre que le Canada. Sont assimilés à un État étranger :

a) ses subdivisions politiques;

b) son gouvernement, ses ministères, ses directions ou ceux de ses subdivisions politiques;

c) ses organismes ou ceux de ses subdivisions politiques.

« État étranger »
"foreign state"

"peace officer"
« agent de la paix »

"peace officer" means a peace officer as defined in section 2 of the *Criminal Code*.

« quiconque » S'entend au sens de l'article 2 du *Code criminel*.

« quiconque »
"person"

"person"
« quiconque »

"person" means a person as defined in section 2 of the *Criminal Code*.

GENERAL

DISPOSITIONS GÉNÉRALES

Bribing a foreign public official

3. (1) Every person commits an offence who, in order to obtain or retain an advantage in the course of business, directly or indirectly gives, offers or agrees to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official

(*a*) as consideration for an act or omission by the official in connection with the performance of the official's duties or functions; or

(*b*) to induce the official to use his or her position to influence any acts or decisions of the foreign state or public international organization for which the official performs duties or functions.

3. (1) Commet une infraction quiconque, directement ou indirectement, dans le but d'obtenir ou de conserver un avantage dans le cours de ses affaires, donne, offre ou convient de donner ou d'offrir à un agent public étranger ou à toute personne au profit d'un agent public étranger un prêt, une récompense ou un avantage de quelque nature que ce soit :

a) en contrepartie d'un acte ou d'une omission dans le cadre de l'exécution des fonctions officielles de cet agent;

b) pour convaincre ce dernier d'utiliser sa position pour influencer les actes ou les décisions de l'État étranger ou de l'organisation internationale publique pour lequel il exerce ses fonctions officielles.

Corruption d'agents publics étrangers

Punishment

(2) Every person who contravenes subsection (1) is guilty of an indictable offence and liable to imprisonment for a term not exceeding five years.

(2) Quiconque commet une infraction prévue au paragraphe (1) est coupable d'un acte criminel passible d'un emprisonnement maximal de cinq ans.

Peine

Saving provision

(3) No person is guilty of an offence under subsection (1) if the loan, reward, advantage or benefit

(*a*) is permitted or required under the laws of the foreign state or public international organization for which the foreign public official performs duties or functions; or

(*b*) was made to pay the reasonable expenses incurred in good faith by or on behalf of the foreign public official that are directly related to

(3) Nul ne peut être déclaré coupable d'une infraction prévue au paragraphe (1) si le prêt, la récompense ou l'avantage :

a) est permis ou exigé par le droit de l'État étranger ou de l'organisation internationale publique pour lequel l'agent public étranger exerce ses fonctions officielles;

b) vise à compenser des frais réels et raisonnables faits par un agent public étranger, ou pour son compte, et liés directement à la promotion, la démonstration ou l'explication des

Défense

(i) the promotion, demonstration or explanation of the person's products and services, or

(ii) the execution or performance of a contract between the person and the foreign state for which the official performs duties or functions.

Facilitation payments (4) For the purpose of subsection (1), a payment is not a loan, reward, advantage or benefit to obtain or retain an advantage in the course of business, if it is made to expedite or secure the performance by a foreign public official of any act of a routine nature that is part of the foreign public official's duties or functions, including

(*a*) the issuance of a permit, licence or other document to qualify a person to do business;

(*b*) the processing of official documents, such as visas and work permits;

(*c*) the provision of services normally offered to the public, such as mail pick-up and delivery, telecommunication services and power and water supply; and

(*d*) the provision of services normally provided as required, such as police protection, loading and unloading of cargo, the protection of perishable products or commodities from deterioration or the scheduling of inspections related to contract performance or transit of goods.

Greater certainty (5) For greater certainty, an "act of a routine nature" does not include a decision to award new business or to continue business with a particular party, including a decision on the terms of that business, or encouraging another person to make any such decision.

4. to 7. [Repealed, 2001, c. 32, s. 58]

RELATED AMENDMENTS

8. to 10. [Amendments]

CONDITIONAL AMENDMENT

11. [Amendment]

ANNUAL REPORT

Annual report **12.** Within four months of the end of each fiscal year, the Minister of Foreign Affairs, the Minister for International Trade and the Minister of Justice and Attorney General of Canada

produits et services de la personne, ou à l'exécution d'un contrat entre la personne et l'État étranger pour lequel il exerce ses fonctions officielles.

(4) Ne constitue pas un prêt, une récompense ou un avantage visé au paragraphe (1) le paiement visant à hâter ou à garantir l'exécution par un agent public étranger d'un acte de nature courante qui est partie de ses fonctions officielles, notamment: **Exception**

a) la délivrance d'un permis, d'une licence ou d'un autre document qui habilite la personne à exercer une activité commerciale;

b) la délivrance ou l'obtention d'un document officiel tel un visa ou un permis de travail;

c) la fourniture de services publics tels que la collecte et la livraison du courrier, les services de télécommunication, la fourniture d'électricité et les services d'aqueduc;

d) la fourniture de services occasionnels tels que la protection policière, le débardage, la protection des produits périssables contre la détérioration ou les inspections relatives à l'exécution de contrats ou au transit de marchandises.

(5) Il est entendu que l'expression « acte de nature courante » ne vise ni une décision d'octroyer de nouvelles affaires ou de reconduire des affaires avec la même partie — notamment ses conditions — ni le fait d'encourager une autre personne à prendre une telle décision. **Précision**

4. à 7. [Abrogés, 2001, ch. 32, art. 58]

MODIFICATIONS CORRÉLATIVES

8. à 10. [Modifications]

MODIFICATION CONDITIONNELLE

11. [Modification]

RAPPORT ANNUEL

12. Dans les quatre mois suivant la fin de chaque exercice, le ministre des Affaires étrangères, le ministre du Commerce international et le ministre de la Justice et procureur général du **Rapport annuel**

shall jointly prepare a report on the implementation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and on the enforcement of this Act, and the Minister of Foreign Affairs shall cause a copy of the report to be laid before each House of Parliament on any of the first fifteen days on which that House is sitting after the report is completed.

Canada préparent conjointement un rapport sur la mise en œuvre de la Convention sur la lutte contre la corruption d'agents publics étrangers dans les transactions commerciales internationales et sur l'application de la présente loi et le ministre des Affaires étrangères fait déposer une copie de ce rapport devant chacune des chambres du Parlement dans les quinze premiers jours de séance de cette chambre après l'établissement du rapport.

COMING INTO FORCE

Coming into force

*13. This Act or any of its provisions comes into force on a day or days to be fixed by order of the Governor in Council.

* [Note: Act in force February 14, 1999, *see* SI/99-13.]

ENTRÉE EN VIGUEUR

Entrée en vigueur

*13. La présente loi ou telle de ses dispositions entre en vigueur à la date ou aux dates fixées par décret.

* [Note: Loi en vigueur le 14 février 1999, *voir* TR/99-13.]